UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 4 to
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                          OF THE SECURITIES ACT OF 1934

                                  YP.NET, INC.
                                (Name of Issuer)

                                  YP.NET, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          (Title of Class of Securities)

                                    987824109
                      (CUSIP Number of Class of Securities)

                                  Angelo Tullo,
                                   President,
                                  YP.NET, INC.
                            4840 East Jasmine Street
                                    Suite 105
                               Mesa, Arizona 85205
                                 (480) 654-9646
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s)) Filing Statement

                                 With copies to:
                                Gregory Sichenzia
                       Sichenzia Ross Friedman Ference LLP
                     1065 Avenue of the Americas, 21st Floor
                               New York, NY 10018

                                January 17, 2002
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
                -----------------------------------------------

Transaction Valuation                                               Amount of
                                                                   Filing Fee
$2,564,368 based upon price                                        $      513
of Common Stock on January 17, 2002


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____ Checkbox if any part of the fee is offset as provided by Rule 0-11 (a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of the filing.

AMOUNT PREVIOUSLY PAID:

FILING PARTY:

FORM OR REGISTRATION NO.:

DATE FILED:

___ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

___ third-party tender offer subject to Rule 14D-1.

_X_ issuer tender offer subject to Rule 13e-4.

___ going-private transaction subject to Rule 13e-3.

___ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ___

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ITEM 1.     SUMMARY TERM SHEET.

     The information set forth in the Summary Term Sheet in the Offer to Exchange is incorporated herein by reference.

     We previously offered to exchange shares of series C preferred stock and series D preferred stock for all outstanding shares of Common Stock, except for shares of Common Stock subject to lock-up agreements. By delivery of this Schedule TO, we hereby rescind such offer and replace it with the offer to exchange for shares of our series E preferred stock ("Series E Preferred Stock"). The legal consequences of the rescission of the original offer are unclear, and the Company may be subject to certain liabilities in the future as a result of such rescission.

ITEM 2.     SUBJECT COMPANY INFORMATION

(a) The name of the issuer is YP.NET, INC. The address of its principal executive offices is 4840 East Jasmine Street, Suite 105, Mesa, Arizona 85205.

(b) There are currently 43,813,680 shares of Common Stock, par value $.001 per share outstanding. In addition, there are currently: 1) 2,500,000 shares of Series B Preferred Stock authorized, with none outstanding; 2) 45,000,000 shares of Series C Preferred Stock authorized, with none outstanding; 3) 45,000,000 shares of Series D Preferred Stock authorized, with none outstanding; and 4) 40,000,000 shares of blank check Preferred Stock, with none outstanding. Accordingly, if all of the holders eligible to participate in this offering elect to participate in this offering, the Company will issue an aggregate of up to 10,000,000 shares of series E preferred stock and 33,813,680 shares of Common Stock will be outstanding.

(c) The Common Stock has been traded on the OTC Bulletin Board since January 28, 2002. Prior thereto, the Common Stock has been traded on the "Pink Sheets." The high and low bids for the last two years are as follows:

                                                       High Bid   Low Bid
2000
First Quarter (January 1, 2000 to March 31, 2000)      $    0.52  $   0.25
Second Quarter (April 1, 2000 to June 30, 2000)        $    0.35  $   0.30
Third Quarter (July 1, 2000 to September 30, 2000)     $    0.50  $   0.32
Fourth Quarter (October 1, 2000 to December 31, 2000)  $    0.43  $   0.18

2001
First Quarter (January 1, 2001 to March 31, 2001)      $    0.30  $   0.17
Second Quarter (April 1, 2001 to June 30, 2001)        $    0.25  $   0.15
Third Quarter (July 1, 2001 to September 30, 2001)     $   0.026  $  0.059
Fourth Quarter (October 1, 2001 to December 31, 2001)  $   0.319  $  0.069

2002
First Quarter (January 1, 2002 to March 31, 2002)      $    0.37  $   0.15

(d)  None.

(e)  Not applicable

(f)  None.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON

     YP.NET, INC., 4840 East Jasmine Street, Suite 105, Mesa, Arizona 85205. The business number is (480) 654-9646. YP.NET, INC.'s officers and directors, who can be reached through the YP.NET, INC. at the aforementioned business address and telephone number, are as follows:

                         - Angelo Tullo, Chairman of the Board, Director, Chief Executive Officer and President
                         -    Walter Vogel, Director, Vice Chairman of the Board
                         -    Gregory B. Crane, Director
                         -    Daniel L. Coury, Sr., Director
                         -    Harold A. Roberts, Director
                         -    DeVal Johnson, Director
                         -    Donald Reese, Director of Operations
                         - Pamela J. Thompson, CPA, Chief Financial Officer, Treasurer, Secretary

     The Company also has two controlling shareholders, each of which are controlled by Ilse Cooper. Matthew & Markson Ltd. owns approximately 27% of our outstanding Common Stock and Morris & Miller Ltd. owns approximately 23% of our outstanding Common Stock.

ITEM 4.     TERMS OF THE TRANSACTION

     (a) Material terms.

(1) Tender Offers.
(i) The information set forth on the cover page to the Offer to Exchange is incorporated herein by reference.

(ii) The information set forth on the cover page to the Offer to Exchange is incorporated herein by reference.

(iii) The information set forth in the Offer to Exchange - Terms of the Offer; Expiration Date is incorporated herein by reference.

(iv) Not applicable.

(v) The information set forth in the Offer to Exchange - Terms of the Offer; Expiration Date is incorporated herein by reference.

(vi) The information set forth in the Offer to Exchange - Withdrawal Rights is incorporated herein by reference.

(vii) The information set forth in the Offer to Exchange - Procedures for Tendering Shares and Withdrawal Rights is incorporated herein by reference.

(viii) The information set forth in the Offer to Exchange - Acceptance for Payment and Payment for Shares is incorporated herein by reference.

(ix) The Company is offering to exchange up to 10,000,000 shares of the Company's outstanding common stock, par value $.001 per share (the "Common Stock") for 10,000,000 shares of series E preferred stock. In the event more than 10,000,000 shares of Common Stock are tendered for exchange, the exchange


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will be made a on a pro rata basis which limits the total number of shares exchanged to 10,000,000. Certain majority shareholders, officers and directors, who in the aggregate hold 23,655,500 shares of Common Stock have signed agreements with the Company not to participate in the exchange. We will issue a press release to announce the proration percentage, if it is necessary, after the expiration date. In addition, the specific proration amounts for each stockholder will be disclosed to that stockholder at the time of delivery of the shares of Series E Preferred Stock.

(x) The information set forth in Offer to Exchange - Description of Series E Preferred Stock is incorporated herein by reference.

(xi) Not applicable.

(xii) The information set forth in the Offer to Exchange - Federal Income Tax Consequences is incorporated herein by reference.

(2) Mergers or Similar Transactions. Not applicable.

(b) Exchanges. Officer and Directors of the Company are eligible to participate on the same terms and conditions as other stockholders, however, certain of these persons have contractually agreed not to participate.

(c) Different Terms. Rule 13e-4(f)(8)(i) (the "all holders rule") requires that any issuer tender offer be open to all security holders of the class of securities subject to the tender offer. In compliance with said Rule, the Offer is open to all holders of the Common Stock. Nevertheless, certain stockholders have agreed not to participate in the offer.

(d) Appraisal Rights.  None.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Offer to Exchange under Information about the Company is incorporated herein by reference.

(f) Eligibility for Listing or Trading. The Company has no present intent to seek listing or eligibility for the Series E Preferred stock on any automated quotation system.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The Company and certain majority shareholders, officers and directors, who in aggregate hold 23,655,500 shares of Common Stock, have signed agreements whereby such shareholders are precluded from selling any of their holdings for a period of two years after the date of this offering. After two years, these shareholders are limited to selling 25% percent of their holdings per year for the next four years. These lock-up agreements, entitled Limited Standstill Agreement, are annexed hereto as Exhibits 5.1 through 5.11.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The purpose of this tender offer is to retire a substantial number of shares of outstanding Common Stock, except for Common Stock held by certain majority shareholders, officers and directors, as described above in Item 1 and
4. Once accepted for tender, the Common Stock will be cancelled and returned to authorized but unissued status. Except as described herein, there are no present plans or proposals that relate to or would result in:

(a) The acquisition by any person, other than the Company, of additional securities of the Company, or the disposition of such securities by any such person;

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) Any sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Company;

(e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(f) Any material change in the Company's corporate structure or business;

(g) Any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) The delisting of any class of security of the Company from any national securities exchange, or the cessation of quotations of any such class of securities in any inter-dealer quotation system.

(i) Any class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

(j) The suspension of the Company's obligation to file reports pursuant to
Section 15(d) of the Exchange Act.

ITEM 7. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The Company shall issue shares of Series E Preferred Stock in consideration for holders of its Common Stock tendering such Common Stock. The Company expects to incur approximately $1,000 in filing fees, $5,000 in legal fees and $10,000 in printing, mailing and miscellaneous expenses concerning this transaction, all of which the Company shall be responsible for paying.

ITEM 8. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information contained in Offer to Exchange - Identity and Background of Certain Persons is incorporated herein by reference.

(b) Securities Transactions.  None.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     No person or classes of persons have been employed, retained or are to be compensated by the Company to make solicitations or recommendations in connection with this offer. Further, our current administrative staff will be used for coordinating this transaction with our transfer agent, as well as answering any questions that the Company's shareholders may ask.

ITEM 10. FINANCIAL STATEMENTS

     Incorporated by reference are the financial statements that are included in the Company's Annual Report on form 10-KSB for the fiscal year ended September 30, 2001, and all amendments thereto, and the Quarterly Reports on Form 10-QSB for the period ended December 31, 2001. Selected financial information from the foregoing reports is also incorporated by reference from the Offer to Exchange.

ITEM 11. ADDITIONAL INFORMATION

(a) (1) There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to this tender offer, except for the Limited Standstill Agreements between the Company and certain majority shareholders, officers and directors, which are annexed hereto as Exhibits 5.1 - 5.11.

(2) There are no applicable regulatory requirements or approvals needed for this offer.

(3) There are no applicable anti-trust laws.

(4) The margin requirements of Section 7 are inapplicable.

(5) None

(b) None

ITEM 12. EXHIBITS.

(a) The form of the transmittal letter dated January 22, 2002, the Limited Standstill Agreements between the Company and certain majority shareholders, officers and directors are annexed hereto as exhibits.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

     THE SOLICITATION OR RECOMMENDATION

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) The Company's officers, directors and affiliates have entered into lock up agreements, as described in Item 1 and 4 above, which preclude them from participating in this transaction.

(e) Not applicable.

--------------------------------------------------------------------------------

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2002

                                  YP.NET, INC.

                                  By:  /s/  Angelo Tullo
                                     ------------------------
                                     Angelo Tullo
                                     Chief Executive Officer


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